U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                            FREESTAR TECHNOLOGY CORPORATION
                                 (Name of Issuer)

                                     COMMON STOCK
                          (Title of Class of Securities)

                                     35687X-10-3
                                    (CUSIP Number)

                                   Paul Egan, President
                              FreeStar Technology Corporation
                    Calle Fantino Falco, J.A. Baez Building, 2nd Floor
                    Santo Domingo, Dominican Republic; (809) 503-5911
          (Name, Address and Telephone Number of Person Authorized to Receive
                                 Notices and Communications)

                                      November 25, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Ciaran Egan

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________

(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 28,000,000

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  28,000,000

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 28,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 26.87% (as of November 25, 2002) (based on the amount of outstanding securities plus the securities that Mr. Egan has the right to acquire within 60 days pursuant to a conversion of Series B preferred stock).

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

FreeStar Technology Corporation
Common Stock, $0.001 par value
Calle Fantino Falco, J.A. Baez Building, 2nd Floor
Santo Domingo, Dominican Republic

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Ciaran Egan

(b)  Calle Fantino Falco, J.A. Baez Building, 2nd Floor, Santo
Domingo, Dominican Republic

(c) Secretary/Treasurer of Issuer, which is involved with ATM and credit card transaction processing; same address as (b) above.

(d)  No.

(e)  No.

(f)  Republic of Ireland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Services rendered to the Issuer by Mr. Egan as consideration for both the 11,000,000 shares of restricted common stock , as well as the issuance of the option for 5,000,000 shares of restricted common stock and the 1,000,000 shares of Series B preferred stock (convertible into 12,000,000 shares of restricted common stock).

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 28,000,000 shares owned by Mr. Egan, of which 12,000,000 consist of shares which would result from the conversion of the Series B preferred stock. This amount represents, as of November 25, 2002, 26.87% of the outstanding shares (based on the amount of outstanding securities plus the securities that Mr. Egan has the right to acquire within 60 days pursuant to a conversion of Series B preferred stock).

(b) Mr. Egan has sole voting power with respect to all 28,000,000 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: See Item 6 below.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

(a)  Under an Employment Agreement between Ciaran Egan and the
Issuer, 3,000,000 shares of restricted common stock were issued to Mr. Egan on August 21, 2001.

(b) On November 25, 2002, the Issuer issued 8,000,000 shares of restricted common stock to Mr. Egan for directors fees and as a guarantee of accrued salaries.

(c) On November 25, 2002, the Issuer issued an option to Mr. Egan for 5,000,000 shares of common stock under the Issuer's Stock
Incentive Plan. These options were immediately exercised at $0.01 per share and resulted in the issuance of 5,000,000 shares of common stock to Mr. Egan.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Employment Agreement between the Issuer and Ciaran Egan, dated August 9, 2001 (incorporated by reference to Exhibit 10.2 of the Form 8-K filed on August 14, 2001).

(b)  Employee Stock Incentive Plan, dated October 25, 2001
(incorporated by reference to Exhibit 4.2 of the Form S-8 filed on November 9, 2001).

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                       Ciaran Egan



Date: May 20, 2003                     /s/  Ciaran Egan